

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 16, 2009

Mr. David Suleski
Chief Financial Officer
Atna Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

Re: Atna Resources Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-29336

Dear Mr. Duleski:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year ended December 31, 2008

Selected Financial Data, page 1

1.   Please disclose selected financial data for your five most recent fiscal years to comply with Item 3.A of Form 20-F.

Offering and Listing Details, page 53

2.   On page 1 of your management's discussion and analysis, filed as Exhibit 15.2 you state your common shares trade on electronic pink sheets in the U.S. under

the symbol "ATNAF." We would ordinarily expect this information to be disclosed under Item 9.C of Form 20-F.

Controls and Procedures, page 65

3.   It does not appear from your disclosure that management has conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008. Since you filed an annual report for the prior fiscal year, it appears that you are required to conduct the assessment and provide disclosures about the effectiveness of internal control over financial reporting.

If management has not performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, we expect that management's failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. Please contact us by telephone to discuss an appropriate resolution.

Exhibit 12.1

4.   Please revise the certifications filed by your principal executive officers to include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting as set forth in Exhibit Instruction 12.

Exhibit 15.1

Financial Statements

Consolidated Statements of Operations, page 5

5.   We note you report comprehensive income for the fiscal year ended December 31, 2008 of $24,834,900 which does not reflect a proper summation of the amounts listed in your statement, adding to $28,493,900. Please revise your presentation as necessary to resolve this inconsistency.

Consolidated Statements of Cash Flows, page 7

6.   Please tell us how you concluded that presenting cash proceeds from the sale of short term investments as investing activities on your statements of cash flows was not inconsistent with your disclosure in the third paragraph on page 10 identifying short term investments as trading securities for which cash flows are reported as operating activities; and having presented cash disbursements for the purchase of short term investments as operating activities.

Note 2 – Accounting Policies, page 10

7.   We note that your disclosures under this heading do not include accounting policies for mineral property costs other than exploration costs, which you expense as incurred, although it appears from your disclosures at Note 7 that you capitalize acquisition and mine development costs.

Under U.S. GAAP, the costs of acquiring properties and mineral rights are generally capitalized, although these costs would be subject to impairment testing, following the guidance in SFAS 144 and EITF 04-3. Under U.S. GAAP, it is also important to distinguish between exploration and development costs, and ensure correlation of these terms with your reserve findings.

The costs incurred after mineral reserves have been established are commonly developmental in nature, when they relate to constructing the infrastructure necessary to extract the reserves, preparing the mine for production, and are on this basis capitalized. On the other hand, exploratory costs are those typically associated with efforts to search for and establish mineral reserves, beyond those already found, and should be expensed as incurred, regardless of whether you have established reserves on other properties.

Tell us the extent to which you have adhered to this guidance when preparing your U.S. GAAP reconciliation and submit the revisions necessary to clarify and confirm your accounting policy. We expect that you will need to differentiate between acquisition, exploration and development costs.

Engineering Comments

General

8.   We note that on your website and in some of your press releases you have referred to or used the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or in press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal informational tab or page:

>   Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

9.   Given that your web site also contains disclosure about adjacent or other properties on which your company appears to have no right to explore or mine, it would be helpful for you to include the following cautionary language along with such information:

>   "This web site contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines generally preclude information of this type to be disclosed in documents filed with the SEC. U.S. investors are cautioned

that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties."

Please indicate the location of this cautionary language in your response.

Columbia Property, page 21

10.   We note you disclose a non-compliant historical resource estimate in this and other sections of your filing. With the passage of National Instrument 43-101 (NI 43-101) in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception described in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of NI 43-101.

Please note that while the guidance in NI 43-101 permits the disclosure of historical non-compliant reserve or resource estimates that were prepared prior to its adoption, you would need to also provide the following information under these circumstances:

- Identify the source and state of the historical estimate

- Comment on the relevance and reliability of the historical estimate

- State whether the historical estimate uses categories other than those prescribed by NI 43-101

- Include any more recent estimates or data available.

Please revise your disclosure to comply with this guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director